SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE TO/A

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 1)


                         Gabelli Asset Management Inc.
                       (Name of Subject Company (Issuer))

                     Gabelli Asset Management Inc. (Issuer)
                 (Name of Filing Person (Identifying Status as
                       Offeror, Issuer or Other Person))

                Class A Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   36239Y102
                     (CUSIP Number of Class of Securities)

                              James E. McKee, Esq.
                 Vice-President, General Counsel and Secretary
                         Gabelli Asset Management Inc.
                   One Corporate Center, Rye, New York 10580
                           Telephone: (914) 921-5294
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                With a Copy to:
                              Richard Prins, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square, New York, New York 10036
                           Telephone: (212) 735-3000

                           CALCULATION OF FILING FEE

      ------------------------------       -------------------------------
       TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
      ------------------------------       -------------------------------
             $25,400,000                              $2,055**
      ------------------------------       -------------------------------

--------------------
* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 800,000 shares of Class A common stock, par value $.001 per share, at the maximum tender offer price of $31.75 per share.
**   Previously paid.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                Filing
     Amount Previously Paid:                    Party:
                            -------------------         ---------------------





     Form or Registration No.:                   Date Filed:
                              -----------------             -----------------




      [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on June 5, 2003 by Gabelli Asset Management Inc., a New York corporation, referred to below as Gabelli or the Company, with the Securities and Exchange Commission in connection with its offer to purchase up to 800,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, of its Class A common stock, par value $.001 per share, at a price not greater than $31.75 nor less than $28.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 5, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

         This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

         The information contained in the Company's Schedule TO and in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all the items of this Amendment No. 1 to Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.



ITEM 4.   TERMS OF THE TRANSACTION

         Item 4 of the Schedule TO is hereby amended by restating the last paragraph under the caption "6. Conditions of the Tender Offer" in the Offer to Purchase in its entirety as follows:

                  "The foregoing conditions are for our sole benefit and may be asserted by us prior to the expiration of the tender offer regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time prior to the expiration of the tender offer, in our sole discretion and to the extent permitted by applicable law; all conditions must be satisfied or waived prior to the expiration of the tender offer. Our failure at any time to exercise any of the foregoing rights prior to the expiration of the tender offer shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the tender offer. Any determination or judgment by us concerning the events described above will be final and binding on all parties."



ITEM 10.   FINANCIAL STATEMENTS

         Item 10 of the Schedule TO is hereby amended by restating the second paragraph in the subsection entitled "Summary Unaudited Pro-Forma Consolidated Condensed Financial Information" under the caption "9. Certain Information Concerning Gabelli" in the Offer to Purchase in its entirety as follows:

                  "The pro forma financial information below goes beyond historical information and may provide an indication of future results. To the extent that such information constitutes forward-looking statements, such statements are subject to factors that could cause actual results to differ from those in the forward-looking statements. See "Forward-Looking Statements.""


ITEM 12.   EXHIBITS

         Item 12 of the Schedule TO is hereby amended by restating the third paragraph in the subsection entitled "Incorporation by Reference" under the caption "9. Certain Information Concerning Gabelli" in the Offer to Purchase to read in its entirety as follows:

                  "We may file an amendment to the Schedule TO to incorporate by reference into the Offer to Purchase any documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Offer to Purchase and prior to the termination of the tender offer. Any statement contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase."


All other references in the Schedule TO to Section 9 "Certain Information Concerning Gabelli" of the Offer to Purchase shall be to such Section 9 as amended by this Amendment No. 1.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         GABELLI ASSET MANAGEMENT INC.


                                         By:  /s/ Robert S. Zuccaro
                                             -------------------------------
                                              Name:  Robert S. Zuccaro
                                              Title: Chief Financial Officer


Dated:  June 13, 2003


2


                                 EXHIBIT INDEX



EXHIBIT NUMBER             DESCRIPTION


(a) (1) (A)    Offer to Purchase, dated June 3, 2003*
(a) (1) (B)    Letter of Transmittal*
(a) (1) (C)    Notice of Guaranteed Delivery*
(a) (1) (D)    Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 3, 2003*
(a) (1) (E)    Letter to clients for use by
               brokers, dealers, commercial banks, trust
               companies and other nominees, dated June 3,
               2003*
(a) (1) (F)    Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9*
(a) (2)        Not applicable
(a) (3)        Not applicable
(a) (4)        Not applicable
(a) (5) (A)    Press Release, dated June 3, 2003*
(a) (5) (B)    Letter to stockholders from the Vice President, General Counsel and Secretary of Gabelli Asset Management Inc., dated June 3,
               2003*
(b)            Not applicable
(d) (1)        Note Purchase Agreement, dated as of August 14, 2001, among
               Gabelli Asset Management Inc., Cascade Investment LLC, Mario J.
               Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings,
               Inc., and Rye Capital Partners, Inc. (incorporated by reference to Exhibit 1.1 to the Company's Form 10-Q/A for the quarter ended September 30, 2001, filed with the Securities and
               Exchange Commission on November 16, 2001)
(d) (2)        Convertible Promissory Note, dated as of August 14, 2001, of
               Gabelli Asset Management Inc. (incorporated by reference to
               Exhibit 1.2 to the Company's Form 10-Q/A for the quarter ended
               September 30, 2001, filed with the Securities and Exchange
               Commission on November 16, 2001)
(d) (3)        Registration Rights Agreement, dated as of August 14, 2001, between Gabelli Asset Management Inc. and Cascade Investment
               LLC (incorporated by reference to Exhibit 4.1 to the Company's
               Form 10-Q/A for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 16,
               2001)
(d) (4)        Purchase Contract Agreement, dated as of February 6, 2002, between Gabelli Asset Management Inc. and The Bank of New York, as Purchase Contract Agent (incorporated by reference to Exhibit 4.4 to the Company's Report on Form 8-K dated February
               8, 2002, filed with the Securities and Exchange Commission on February 8, 2002)
(d) (5)        Form of Income PRIDES Certificate (included in Exhibit (d)(4))
               (incorporated by reference to Exhibit 4.5 to the Company's
               Report on Form 8-K dated February 8, 2002, filed with the
               Securities and Exchange Commission on February 8, 2002)
(d) (6)        Form of Growth PRIDES Certificate (included in Exhibit (d)(4))
               (incorporated by reference to Exhibit 4.6 to the Company's
               Report on Form 8-K dated February 8, 2002, filed with the
               Securities and Exchange Commission on February 8, 2002)
(d) (7)        Pledge Agreement, dated as of February 6, 2002, among Gabelli
               Asset Management Inc., JPMorgan Chase Bank, as Collateral
               Agent, and The Bank of New York, as Purchase Contract Agent
               (incorporated by reference to Exhibit 4.7 to the Company's
               Report on Form 8-K dated February 8, 2002, filed with the
               Securities and Exchange Commission on February 8, 2002)
(d) (8)        Remarketing Agreement, dated as of February 6, 2002, among
               Gabelli Asset Management Inc., The Bank of New York, as
               Purchase Contract Agent, and Merrill Lynch & Co., Merrill
               Lynch, Pierce, Fenner & Smith Incorporated, as Remarketing
               Agent (incorporated by reference to Exhibit 4.8 to the Company's Report on Form 8-K dated February 8, 2002, filed with the Securities and Exchange Commission on February 8, 2002)
(d) (9)        Gabelli Asset Management Inc. 1999 Stock Award and Incentive
               Plan (incorporated by reference to Exhibit 10.4 to Amendment
               No. 4 to the Company's Registration Statement on Form S-1 (File
               No. 333-51023), filed with the Securities and Exchange
               Commission on February 10, 1999)
(d) (10)       Gabelli Asset Management Inc. 2002 Stock Award and Incentive
               Plan (incorporated by reference to Exhibit A to the Company's
               Proxy Statement on Form 14A, dated April 30, 2002, filed with the Securities and Exchange Commission on April 30, 2002)
(g)            Not applicable
(h)            Not applicable


--------------------

*  Previously filed